Exhibit 99.1

Bitauto Announces Fourth Quarter and Fiscal Year 2016 Results

Full-year revenue from transaction services increased 133.6%
year-over-year to RMB1.55 billion in 2016

BEIJING, March 1, 2017 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content and marketing services for China's fast-growing automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016[1].

Fourth Quarter and Fiscal Year 2016 Highlights[2]

•	Revenue in the fourth quarter of 2016 was RMB1.75 billion (US$251.9 million), a 31.9% increase from the corresponding period in 2015. Revenue in fiscal year 2016 was RMB5.77 billion (US$831.5 million), a 35.7% increase from 2015.

•	Gross profit in the fourth quarter of 2016 was RMB1.11 billion (US$159.7 million), a 22.8% increase from the corresponding period in 2015. Gross profit in fiscal year 2016 was RMB3.69 billion (US$532.2million), a 31.8% increase from 2015.

•	Operating loss in the fourth quarter of 2016 was RMB20.6 million (US$3.0 million), compared to an operating loss of RMB346.7 million (US$49.9 million) in the corresponding period in 2015. Operating loss in fiscal year 2016 was RMB89.2 million (US$12.9 million), compared to an operating loss of RMB462.1 million (US$66.6 million) in 2015.

•	Non-GAAP operating profit in the fourth quarter of 2016 was RMB160.9 million (US$23.2 million), a 27.5% increase from the corresponding period in 2015. Non-GAAP operating profit in fiscal year 2016 was RMB611.9 million (US$88.1 million), a 43.1% increase from 2015.

•	Net loss in the fourth quarter of 2016 was RMB105.1 million (US$15.1 million), compared to a net loss of RMB312.8 million (US$45.1 million) in the corresponding period in 2015. Net loss in fiscal year 2016 was RMB291.4 million (US$42.0 million), compared to a net loss of RMB385.3 million (US$55.5 million) in 2015.

•	Non-GAAP net profit in the fourth quarter of 2016 was RMB98.5 million (US$14.2 million), compared to a net profit of RMB111.2 million (US$16.0 million) in the corresponding period in 2015. Non-GAAP net profit in fiscal year 2016 was RMB439.2 million (US$63.3 million), a 19.6% increase from 2015.

•	Basic and diluted net loss per ADS in the fourth quarter of 2016 was RMB2.70 (US$0.39) and RMB2.70 (US$0.39), respectively. Basic and diluted net loss per ADS in fiscal year 2016 was RMB7.70 (US$1.11) and RMB7.70 (US$1.11), respectively.

•	Non-GAAP basic and diluted net profit per ADS in the fourth quarter of 2016 was RMB0.19 (US$0.03) and RMB0.19 (US$0.03), respectively. Non-GAAP basic and diluted net profit per ADS in fiscal year 2016 was RMB3.35 (US$0.48) and RMB3.28 (US$0.47), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto said, “We are pleased to end 2016 with solid progress both in building out our platform for serving the entire auto purchase value chain in China and in driving synergies between our transaction services and media businesses. As a result, total revenue in 2016 grew 35.7% year-over-year with a 133.6% annual increase in transaction services for new and used cars. Combining Bitauto’s clear leadership in transaction services with our robust media business, we aim to become the preferred platform for auto consumption in China.”

“To achieve this goal, in 2017 we will focus on further enhancing our traffic, leads-to-transaction conversion rate, and monetization capabilities in both our media and transaction businesses. With regard to traffic, we will make efforts in branding and content to enhance user experience and stickiness, with a strong focus on the mobile end. To increase our conversion rate, we will roll out big data-driven marketing tools that are based on dynamic user behavior to help our customers target auto buyers more effectively, which will improve both user experience and our ability to earn media revenue. Lastly, in our transaction business, we will increase monetization by driving more multi-purpose transactions covering financing, insurance and trade-ins."

Mr. Andy Zhang, president of Bitauto, said, “As we execute our strategies for enhancing traffic, conversion and monetization, we will gain two significant competitive advantages. First is a platform effect that applies to both our media and transactions services businesses. On the media front, user stickiness will increase across our mobile, PC and partnering properties. In transaction services, our rapidly growing user base and value-added services will allow us to generate more revenue from third-party products, leading to more platform-derived revenue. The second competitive advantage will come from the application of big data, as we leverage China’s most comprehensive, focused, and dynamic auto consumer information across our media and financial services businesses."

Ms. Cynthia He, chief financial officer of Bitauto, said, "Bitauto delivered solid results for the fourth quarter and full year of 2016. Looking ahead, we expect to see sustained strong revenue contribution from our transaction services business, as we benefit from our investments made in recent years in creating a financial services platform for new and used cars. With major investments in these areas behind us, in 2017 we will allocate more resources towards enhancing our user traffic and big data capabilities to drive further growth in both our advertising and subscription business and our transaction services business."

Fourth Quarter 2016 Results

Bitauto reported revenue of RMB1.75 billion (US$251.9 million) for the fourth quarter of 2016, representing a 31.9% increase from the corresponding period in 2015. The increase in revenue was primarily attributable to the growth of the Company's transaction services business and digital marketing solutions business.

•	Revenue from the advertising and subscription business for the fourth quarter of 2016 was RMB929.8 million (US$133.9 million), representing a 2.2% increase from RMB909.6 million (US$131.0 million) in the corresponding period in 2015.

•	Revenue from the transaction services business for the fourth quarter of 2016 was RMB589.2 million (US$84.9 million), representing a 161.2% increase from RMB225.6 million (US$32.5 million) in the corresponding period in 2015. The increase was attributable to a higher volume of transaction services.

•	Revenue from the digital marketing solutions business for the fourth quarter of 2016 was RMB230.0 million (US$33.1 million), representing a 20.8% increase from RMB190.4 million (US$27.4 million) in the corresponding period in 2015, which was primarily due to an increase in the number of advertising customers as well as increased spending from some customers.

Cost of revenue for the fourth quarter of 2016 was RMB640.3 million (US$92.2 million), representing a year-over-year increase of 51.5% from the corresponding period in 2015. Cost of revenue as a percentage of revenue in the fourth quarter of 2016 was 36.6%, compared to 31.9% in the corresponding period in 2015. The increase was primarily due to increased cost related to transaction services.

Gross profit for the fourth quarter of 2016 was RMB1.11 billion (US$159.7 million), representing a 22.8% increase from the corresponding period in 2015.

Selling and administrative expenses were RMB1.00 billion (US$144.7 million) for the fourth quarter of 2016, compared to RMB1.17 billion (US$168.8 million) in the corresponding period in 2015.

Product development expenses were RMB149.5 million (US$21.5 million) for the fourth quarter of 2016, representing a 68.4% increase from the corresponding period in 2015. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB19.9 million (US$2.9 million) in the fourth quarter of 2016, compared to RMB27.6 million (US$4.0 million) in the corresponding period in 2015.

Operating loss in the fourth quarter of 2016 was RMB20.6 million (US$3.0 million), compared to an operating loss of RMB346.7 million (US$49.9 million) in the corresponding period in 2015.

Non-GAAP operating profit in the fourth quarter of 2016 was RMB160.9 million (US$23.2 million), representing a 27.5% increase from the corresponding period in 2015.

Income tax expense in the fourth quarter of 2016 was RMB59.1 million (US$8.5 million), compared to an income tax expense of RMB7.3 million (US$1.1 million) in the corresponding period in 2015. The increase was mainly due to the impact of increased operating profit as well as certain one-off non-deductible expenses for some of the Company’s subsidiaries.

Net loss in the fourth quarter of 2016 was RMB105.1 million (US$15.1 million), compared to a net loss of RMB312.8 million (US$45.1 million) in the corresponding period in 2015. Basic and diluted net loss per ADS, each representing one ordinary share, in the fourth quarter of 2016 amounted to RMB2.70 (US$0.39) and RMB2.70 (US$0.39), respectively, taking in consideration the accretion of mezzanine equity amounting to RMB80.2 million (US$11.5 million).

Non-GAAP net profit in the fourth quarter of 2016 was RMB98.5 million (US$14.2 million), compared to a net profit of RMB111.2 million (US$16.0 million) in the corresponding period in 2015. Non-GAAP basic and diluted net profit per ADS in the fourth quarter of 2016 amounted to RMB0.19 (US$0.03) and RMB0.19 (US$0.03), respectively, taking in consideration the accretion of mezzanine equity amounting to RMB80.2 million (US$11.5 million).

Cash from operating activities, cash used in investing activities, and cash from financing activities in the fourth quarter of 2016 were RMB407.8 million (US$58.7 million), RMB6.54 billion (US$942.5 million), and RMB6.32 billion (US$910.5 million), respectively. Given the expansion of the Company's financial services platform business, in the fourth quarter of 2016 cash flows resulting from finance receivables were reclassified from cash flows from operating activities to cash flows from investing activities, in line with comparable companies.

Fiscal Year 2016 Results

Revenue in 2016 was RMB5.77 billion (US$831.5 million), representing a 35.7% increase from 2015. The increase in revenue was primarily attributable to the growth of the Company's transaction services business and digital marketing solutions business.

•	Revenue from the advertising and subscription business in 2016 was RMB3.43 billion (US$494.5 million), representing a 10.5% increase from RMB3.11 billion (US$447.4 million) in 2015.

•	Revenue from the transaction services business in 2016 was RMB1.55 billion (US$223.5 million), representing a 133.6% increase from RMB664.2 million (US$95.7 million) in 2015. The increase was attributable to a higher volume of transaction services.

•	Revenue from the digital marketing solutions business in 2016 was RMB788.3 million (US$113.5 million), representing a 62.9% increase from RMB483.9 million (US$69.7 million) in 2015, which was primarily due to an increase in the number of advertising customers as well as increased spending from some customers.

Cost of revenue in 2016 was RMB2.08 billion (US$299.3 million), representing a year-over-year increase of 43.2% from 2015. Cost of revenue as a percentage of revenue in 2016 was 36.0%, compared to 34.1% in 2015. The increase was primarily due to increased cost related to transaction services.

Gross profit in 2016 was RMB3.69 billion (US$532.2 million), representing a 31.8% increase from 2015.

Selling and administrative expenses were RMB3.40 billion (US$489.4 million) in 2016, representing an increase of 12.7% from 2015. This increase was primarily attributable to the increase in headcount and related expenses.

Product development expenses were RMB457.4 million (US$65.9 million) in 2016, representing a 46.5% increase from 2015. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB77.0 million (US$11.1 million) in 2016, compared to RMB120.0 million (US$17.3 million) in 2015.

Operating loss in 2016 was RMB89.2 million (US$12.9 million), compared to an operating loss of RMB462.1 million (US$66.6 million) in 2015.

Non-GAAP operating profit in 2016 was RMB611.9 million (US$88.1 million), representing a 43.1% increase from 2015.

Income tax expense in 2016 was RMB147.6 million (US$21.3 million), compared to an income tax expense of RMB64.5 million (US$9.3 million) in 2015. The increase was mainly due to the impact of increased operating profit as well as certain one-off non-deductible expenses for some of the Company’s subsidiaries.

Net loss in 2016 was RMB291.4 million (US$42.0 million), compared to a net loss of RMB385.3 million (US$55.5 million) in 2015. Basic and diluted net loss per ADS, each representing one ordinary share, in 2016 amounted to RMB7.70 (US$1.11) and RMB7.70 (US$1.11), respectively, taking in consideration the accretion of mezzanine equity amounting to RMB205.3 million (US$29.6 million).

Non-GAAP net profit in 2016 was RMB439.2 million (US$63.3 million), a 19.6% increase from 2015. Non-GAAP basic and diluted net profit per ADS in 2016 amounted to RMB3.35 (US$0.48) and RMB3.28 (US$0.47), respectively, taking in consideration the accretion of mezzanine equity amounting to RMB205.3 million (US$29.6 million).

As of December 31, 2016, the Company had cash and cash equivalents, time deposit and restricted cash of RMB7.65 billion (US$1.10 billion). Cash from operating activities, cash used in investing activities, and cash from financing activities in 2016 were RMB527.4 million (US$76.0 million), RMB16.97 billion (US$2.44 billion), and RMB15.42 billion (US$2.22 billion), respectively.

Trade receivables was RMB2.07 billion (US$297.9 million) as of December 31, 2016, compared to RMB1.90 billion (US$273.6 million) as of December 31, 2015. This increase was in line with revenue growth.

As of December 31, 2016, the Company’s transaction services business had cash and cash equivalents and restricted cash of RMB3.72 billion (US$535.9 million), finance receivables of RMB13.98 billion (US$2.01 billion) and interest-bearing borrowings of RMB11.32 billion (US$1.63 billion).

The number of employees totaled 7,620 as of December 31, 2016, including employees of the entities in which Bitauto acquired and holds controlling interests. This represented a 44.3% increase from December 31, 2015, which was primarily due to additional headcount from a recently acquired subsidiary named Kankanche which specializes in used car sales and financial services.

As of December 31, 2016, the Company had a total of 70,726,025 ordinary shares, with 34,475,744 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the fourth quarter of 2016 were calculated using a weighted average of 69,169,016 and 70,293,906 ADSs, respectively. Non-GAAP basic and diluted per ADS figures for fiscal year 2016 were calculated using a weighted average of 65,160,205 and 69,190,856 ADSs, respectively.

Recent Updates - Changes of Directors and Management

Bitauto announced the appointment of Mr. Andy Zhang, Bitauto’s president, to the Company’s board of directors, effective on March 1, 2017. Mr. Jingning Shao, vice chairman of the board of directors, has resigned from his position effective on March 1, 2017 for personal reasons.

The Company recently appointed Mr. Lei Zhu as its chief technology officer. Prior to this, Mr. Zhu served as vice president and general manager of the Commercial Business Division of Didi Chuxing, responsible for commercialization strategy and product development related to automobiles, advertising, big data analytics as well as strategic alliances. Before joining Didi Chuxing, Mr. Zhu worked at Baidu from 2007 to 2012, in charge of various business functions including vertical search technology, cloud computing, and big data analytics. At Bitauto, Mr. Zhu will drive the application of big data in the Company’s media and transaction services businesses. Mr. Zhu holds an MBA from Tsinghua University and a bachelor’s degree in Science from Shanghai Jiao Tong University.

In addition, Mr. Xiaoke Liu was appointed as Bitauto’s senior vice president in charge of its media related businesses. Immediately prior to joining Bitauto, Mr. Liu served as general manager of the Auto Business Division of SINA since 2014. Previously, he held various senior positions in the online automobile industry, including at iFeng and Sohu. In his current role, Mr. Liu is responsible for Bitauto’s brand, traffic, content and integration between the Company’s media and transaction services businesses. Mr. Liu holds a bachelor’s degree in Business Administration from the University of Luton in England.

First Quarter 2017 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.48 billion (US$213.2 million) to RMB1.53 billion (US$220.4 million) in the first quarter of 2017.

This forecast takes into consideration seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Additional Updates on the Results for the First Three Quarters of 2016

In the fourth quarter of 2016, the Company improved the operation system of its financial services platform. Benefitting from the improvement, the relevant revenue is recorded on a daily rather than monthly basis. As a result, the Company has recently determined that additional revenue of RMB11.8 million (US$1.7 million), RMB12.0 million (US$1.7 million) and RMB25.3 million (US$3.6 million) shall be recorded for the first, second and third quarter of 2016, respectively. In addition, after further review of relevant supporting documents obtained in the fourth quarter of 2016, the Company has recently determined that additional marketing expense of RMB23.0 million (US$3.3 million) shall be recorded for the third quarter of 2016. As a result, for the first, second and third quarter of 2016, net loss decreased and Non-GAAP net profit increased by RMB8.4 million (US$1.2 million), RMB8.5 million (US$1.2 million) and RMB0.7 million (US$0.1 million), respectively, compared to the previously disclosed amounts.

Conference Call Information

Bitauto's management will hold an earnings conference call at 7:00 AM on March 1, 2017 U.S. Eastern Time (8:00 PM on March 1, 2017 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090
Conference ID:	51279350

A replay of the conference call may be accessed by phone at the following number until March 8, 2017:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	51279350

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.9430 to US$1.00, the effective noon buying rate as of December 30, 2016 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.
[2] The unaudited condensed consolidated financial information for the year and for each of the quarters in the year ended December 31, 2015 have been revised after giving effect to the Company's change in accounting standards from International Financial Reporting Standards (IFRS) to accounting principles generally accepted in the United States of America (U.S. GAAP). The major impacts on unaudited condensed consolidated statements of operations were related to revenue, cost of revenue and non-operating income/expenses. In addition, the accretion of mezzanine equity was considered when calculating basic and diluted net profit/loss per ADS.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China's fast-growing automotive industry. Bitauto manages its businesses in   three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP operating profit, Non-GAAP net profit and Non-GAAP basic and diluted net profit per ADS as non-GAAP financial measures. Non-GAAP operating profit is defined as operating profit excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions and (iii) assets write-down. Non-GAAP net profit is defined as net profit excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) assets write-down; (iv) fair value adjustment of contingent considerations; (v) share of amortization of equity investments' intangible assets not on their books; (vi) investment income associated with non-cash investment matters; and (vii) amortization of the BCF discount on the convertible notes. Non-GAAP basic and diluted net profit per ADS is defined as Non-GAAP net profit attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. These non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department
Bitauto Holdings Limited
Tel: +86-10-6849-2145
ir@bitauto.com

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	December 31, 2015	December 31, 2016
	RMB	RMB

Revenue	1,325,551,042	1,749,002,813
Cost of revenue	(422,783,566)	(640,313,163)
Gross profit	902,767,476	1,108,689,650

Selling and administrative expenses	(1,172,192,361)	(1,004,869,472)
Product development expenses	(88,793,642)	(149,502,455)
Other gains, net	11,506,790	25,129,619
Operating loss	(346,711,737)	(20,552,658)

Interest income	5,217,774	21,818,641
Interest expense	(2,980,760)	(22,215,613)
Share of losses of associates and joint ventures	(10,830,979)	(3,901,258)
Investment income/(loss)	49,758,106	(21,170,932)
Loss before tax	(305,547,596)	(46,021,820)

Income tax expense	(7,290,036)	(59,060,764)
Net loss	(312,837,632)	(105,082,584)
Total comprehensive (loss)/income	(195,886,678)	188,169,929

Net income attributable to non-controlling interests	6,652,851	1,377,556
Accretion to redeemable non-controlling interests	33,533,048	80,184,960
Net loss attributable to ordinary shareholders of the parent company	(353,023,531)	(186,645,100)

Total comprehensive income attributable to non-controlling interests	6,652,851	1,580,595
Accretion to redeemable non-controlling interests	33,533,048	80,184,960
Total comprehensive (loss)/income attributable to ordinary shareholders of the parent company	(236,072,577)	106,404,374

Other financial data
Non-GAAP net profit	111,171,118	98,489,381

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	December 31, 2015	December 31, 2016
	RMB	RMB

Operating loss	(346,711,737)	(20,552,658)
Share-based payments	27,587,826	19,941,129
Amortization of intangible assets resulting from asset and business acquisitions	164,671,592	161,492,552
Assets write-down	280,591,210	-
Non-GAAP operating profit	126,138,891	160,881,023

Net loss	(312,837,632)	(105,082,584)
Share-based payments	27,587,826	19,941,129
Amortization of intangible assets resulting from asset and business acquisitions	164,671,592	161,492,552
Assets write-down	280,591,210	-
Fair value adjustment of contingent considerations	888,622	-
Share of amortization of equity investments' intangible assets not on their books	27,606	626,089
Investment (income)/loss associated with non-cash investment matters	(49,758,106)	13,512,123
Amortization of the BCF discount on the convertible notes	-	8,000,072
Non-GAAP net profit	111,171,118	98,489,381

Non-GAAP net profit per ADS
Basic	1.11	0.19
Diluted	1.11	0.19

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Year Ended
	December 31, 2015	December 31, 2016
	RMB	RMB

Revenue	4,254,195,507	5,772,947,405
Cost of revenue	(1,450,742,242)	(2,077,978,820)
Gross profit	2,803,453,265	3,694,968,585

Selling and administrative expenses	(3,013,998,331)	(3,397,811,071)
Product development expenses	(312,099,631)	(457,367,065)
Other gains, net	60,507,790	70,980,729
Operating loss	(462,136,907)	(89,228,822)

Interest income	24,980,457	41,651,383
Interest expense	(8,140,243)	(52,154,833)
Share of losses of associates and joint ventures	(16,664,709)	(25,640,034)
Investment income/(loss)	141,194,852	(18,424,588)
Loss before tax	(320,766,550)	(143,796,894)

Income tax expense	(64,517,403)	(147,569,404)
Net loss	(385,283,953)	(291,366,298)
Total comprehensive (loss)/income	(40,534,913)	169,240,881

Net income attributable to non-controlling interests	7,898,344	4,771,688
Accretion to redeemable non-controlling interests	113,810,488	205,286,532
Net loss attributable to ordinary shareholders of the parent company	(506,992,785)	(501,424,518)

Total comprehensive income attributable to non-controlling interests	7,898,344	4,974,727
Accretion to redeemable non-controlling interests	113,810,488	205,286,532
Total comprehensive loss attributable to ordinary shareholders of the parent company	(162,243,745)	(41,020,378)

Other financial data
Non-GAAP net profit	367,223,862	439,194,438

Reconciliation of GAAP to Non-GAAP results

	For the Year Ended
	December 31, 2015	December 31, 2016
	RMB	RMB

Operating loss	(462,136,907)	(89,228,822)
Share-based payments	120,044,603	76,981,138
Amortization of intangible assets resulting from asset and business acquisitions	489,233,053	624,149,588
Assets write-down	280,591,210	-
Non-GAAP operating profit	427,731,959	611,901,904

Net loss	(385,283,953)	(291,366,298)
Share-based payments	120,044,603	76,981,138
Amortization of intangible assets resulting from asset and business acquisitions	489,233,053	624,149,588
Assets write-down	280,591,210	-
Fair value adjustment of contingent considerations	3,554,503	-
Share of amortization of equity investments' intangible assets not on their books	279,298	2,505,235
Investment (income)/loss associated with non-cash investment matters	(141,194,852)	13,764,893
Amortization of the BCF discount on the convertible notes	-	13,159,882
Non-GAAP net profit	367,223,862	439,194,438

Non-GAAP net profit per ADS
Basic	3.90	3.35
Diluted	3.76	3.28

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	December 31, 2016
	RMB	RMB

Assets
Cash and cash equivalents	2,940,874,390	2,021,988,662
Time deposits	100,000,000	2,000,000
Restricted cash	350,654,400	5,475,576,203
Trade receivables	1,899,789,400	2,068,614,944
Bills receivables	147,660,156	110,235,848
Other current assets	2,446,069,562	6,816,542,841
Non-current assets	5,185,965,139	13,487,561,741
Total assets	13,071,013,047	29,982,520,239

Liabilities
Trade payables	987,424,361	1,603,576,896
Other current liabilities	1,673,076,585	10,350,338,292
Non-current liabilities	88,222,874	4,219,128,785
Total liabilities	2,748,723,820	16,173,043,973
Mezzanine equity	1,697,717,536	3,939,646,353
Total equity	8,624,571,691	9,869,829,913
Total liabilities, mezzanine equity and equity	13,071,013,047	29,982,520,239

UPDATED CONSOLIDATED FINANCIAL DATA FOR THE FIRST THREE QUARTERS

	For the Three Months Ended
	March 31, 2016		June 30, 2016		September 30, 2016
	RMB		RMB		RMB
	Unaudited	Change*	Unaudited	Change*	Unaudited	Change*

Revenue	1,095,349,699	11,846,127	1,403,378,458	11,965,149	1,525,216,435	25,327,731
Gross profit	742,174,468	11,174,324	861,744,683	11,267,189	982,359,784	23,873,261
Operating (loss)/profit	(66,465,694)	11,174,324	10,893,755	11,267,189	(13,104,225)	873,261
Non-GAAP operating profit	110,651,439	11,174,324	180,661,649	11,267,189	159,707,793	873,261
Net loss	(99,828,506)	8,380,743	(39,053,176)	8,450,392	(47,402,032)	654,945
Non-GAAP net profit	77,576,854	8,380,743	133,213,674	8,450,392	129,914,529	654,945

* Increase for revenue, gross profit, operating profit, Non-GAAP operating profit, Non-GAAP net profit, and decrease for operating loss and net loss, compared to the previously disclosed amounts.